Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF FORMATION

OF

ALSET INC.

This Certificate of Amendment is submitted for filing pursuant to the applicable provisions of the Texas Business Organizations Code.

Entity Information

The name of the filing entity is Alset Inc., and it is a for-profit corporation (the “Corporation”). The Corporation’s date of formation is July 30, 2020, and its assigned file number is 0803708026.

Amendment

The Certificate of Formation is hereby amended pursuant to Section 21.364d(6) of the Texas Business Organizations Code to effect the following action:

On December 28, 2022, at 8:00 a.m., Central time (the “Effective Time”), each twenty (20) shares of common stock issued and outstanding immediately prior to the Effective Time shall automatically, and without any action by the holder thereof or the Corporation, be combined and converted into one (1) share of common stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 per share. No fractional shares shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon the submission of a transmission letter by a shareholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the closing price per share of the Common Stock on the Nasdaq Capital Market at the close of business on the trading day preceding the date of the Effective Time. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares formerly represented by the certificate shall have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time).

Statement of Approval

The amendment to the Certificate of Formation has been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the Corporation.

Effectiveness of Filing

This Certificate of Amendment shall become effective on December 28, 2022.

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Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: December 5, 2022	ALSET INC.

	By:	/s/ Rongguo Wei
	Name:	Rongguo Wei
	Title:	Co-Chief Financial Officer